DOCUMENT OF THE EUROPEAN BANK

FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM CONSOLIDATED FINANCIAL REPORT

At 30 June 2026

(UNAUDITED)

Consolidated income statement

For the period ended 30 June 2026 (unaudited) and 30 June 2025 (unaudited)

	Quarter 2 2026 € million	YTD 2026 € million	Quarter 2 2025 € million	YTD 2025 € million
Interest and similar income
From Banking loans	531	1,064	451	925
From fixed-income debt securities and other interest	420	910	432	895
	951	1,974	883	1,820

Other interest
Interest expense and similar charges	(613)	(1,201)	(579)	(1,201)
Net interest expense on derivatives	(28)	(127)	-	(5)
Net interest income	310	646	304	614

Fee and commission income	45	89	40	83
Fee and commission expense	(37)	(75)	(27)	(53)
Net fee and commission income	8	14	13	30

Donor related income	6	11	7	11
Donor related expense	(8)	(14)	(6)	(13)
Net donor-related (expense)/income	(2)	(3)	1	(2)

Dividend income	73	85	91	121
Net gains from share investments	222	382	3	233
Net gains/(losses) from loans	45	39	6	(10)
Net gains from Treasury assets held at amortised cost	-	1	-	-
Net gains from Treasury activities at fair value through profit or loss and foreign exchange	28	38	7	67
Fair value movement on non-qualifying and ineffective hedges	(119)	(27)	(125)	(270)
Impairment release/(charge) on Banking loan investments	3	(15)	18	65
Impairment release/(charge) on guarantees	-	3	-	(2)
General administrative expenses	(150)	(291)	(141)	(281)
Depreciation and amortisation	(17)	(34)	(16)	(33)
Net profit for the period	401	838	161	532

Attributable to:
Equity holders	401	838	161	532

Memorandum items
Net profit after transfers of net income approved by the Board of Governors	401	838	161	532

Consolidated statement of comprehensive income

For the period ended 30 June 2026 (unaudited) and 30 June 2025 (unaudited)

			Quarter 2 2026 € million	YTD 2026 € million	Quarter 2 2025 € million	YTD 2025 € million
Net profit			401	838	161	532
Other comprehensive income

1.	Items that will not be reclassified subsequently to profit or loss
	-	Gains/(losses) on share investments designated as fair value through other comprehensive income	8	24	(4)	(6)
2.	Items that may be reclassified subsequently to profit or loss
	-	Gains/(losses) on cash flow hedges	(14)	(191)	20	(21)
	-	Cross-currency basis spread on fair value hedging instruments	40	(65)	72	-
	-	Gains on loans designated as fair value through other comprehensive income	22	24	11	29
	-	Gains/(losses) on cash flow hedges reclassified to profit and loss	44	58	(32)	(59)
Other comprehensive income/(expense)			100	(150)	67	(57)
Total comprehensive income			501	688	228	475

Attributable to:
Equity holders			501	688	228	475

Consolidated balance sheet

At 30 June 2026 (unaudited) and 31 December 2025 (audited)

	Note	30 Jun 2026	31 Dec 2025
		€ million (unaudited)	€ million (audited)
Assets
Placements with and advances to credit institutions
Cash and cash equivalents		7,676	6,857
Other placements and advances		24,241	20,829
		31,917	27,686
Debt securities
At fair value through profit or loss		2,665	2,195
At amortised cost		11,712	10,340
		14,377	12,535
Other financial assets
Derivative financial instruments		5,823	5,229
Paid-in capital receivable		2,252	2,922
Other financial assets		1,380	1,127
		9,455	9,278
Loan investments
Loans at amortised cost	3	36,496	36,268
Less: Impairment	3	(1,541)	(1,533)
Loans at fair value through other comprehensive income	4	631	623
Loans at fair value through profit or loss	5	968	893
		36,554	36,251
Share investments
Banking Portfolio:
At fair value through profit or loss	6	6,836	6,587
Treasury Portfolio:
At fair value through other comprehensive income		238	214
		7,074	6,801
Intangible assets		170	167
Property, technology, and equipment		365	373
Total assets		99,912	93,091

Liabilities
Borrowings
Amounts owed to credit institutions and other third parties		1,998	1,783
Debts evidenced by certificates		62,724	57,039
		64,722	58,822
Other financial liabilities
Derivative financial instruments		3,346	3,207
Other financial liabilities		1,970	1,882
		5,316	5,089
Total liabilities		70,038	63,911
Members’ equity attributable to equity holders
Paid-in capital		10,025	10,019
Reserves and retained earnings		19,849	19,161
Total members’ equity		29,874	29,180
Total liabilities and members’ equity		99,912	93,091
Memorandum items
Undrawn commitments and guarantees		23,774	21,721

Consolidated statement of changes in equity

For the period ended 30 June 2026 (unaudited) and 30 June 2025 (unaudited)

					Actuarial
	Subscribed	Callable	Revaluation	Hedging	remeasure-	Retained	Total
	capital	capital	reserve	reserve	ment	earnings[1]	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million
At 1 January 2025	30,984	(23,546)	145	347	198	17,188	25,316
Total comprehensive income for the period	-	-	23	(80)	-	532	475
Capital subscriptions	1,574	(4)	-	-	-	-	1,570
At 30 June 2025	32,558	(23,550)	168	267	198	17,720	27,361

At 1 January 2026	33,573	(23,554)	211	185	250	18,515	29,180
Total comprehensive income for the period	-	-	48	(198)	-	838	688
Capital subscriptions	6	-	-	-	-	-	6
At 30 June 2026	33,579	(23,554)	259	(13)	250	19,353	29,874

Consolidated statement of cash flows

For the period ended 30 June 2026 (unaudited) and 30 June 2025 (unaudited)

	YTD	YTD
	2026	2025
	€ million	€ million
Cash flows from operating activities
Net profit for the period	838	532
Adjustments to reconcile net profit to net cash flows:
Non-cash items in the income statement
Depreciation and amortisation	34	33
Net provisions charge/(release) for Banking loan losses and guarantees	12	(63)
Fair value movement on share investments	(151)	(70)
Net (gains)/losses from loans	(39)	10
Fair value movement on Treasury investments	(38)	(77)
Other unrealised fair value movements	70	270
Cash flows from the sale and purchase of operating assets
Proceeds from repayments of Banking loans	5,097	5,215
Funds advanced for Banking loans	(5,114)	(5,019)
Proceeds from sale of Banking share investments	425	479
Funds advanced for Banking share investments	(597)	(288)
Net cash flows from/(to) Treasury derivative settlements	139	(366)
Net placements to credit institutions[1]	(2,942)	(3,972)
Net amounts owed to credit institutions and other third parties	216	223
Working capital adjustment:
Movement in interest income receivable	(19)	223
Movement in interest expense payable	216	46
Movement in net fee and commission income receivable	(25)	(6)
Movement in accrued expenses payable	51	(38)
Net cash used in operating activities	(1,827)	(2,868)

Cash flows from investing activities
Proceeds from debt securities at amortised cost	1,114	1,672
Purchases of debt securities at amortised cost	(2,317)	(1,754)
Proceeds from sale of debt securities at fair value through profit or loss	1,344	1,944
Purchases of debt securities at fair value through profit or loss	(1,703)	(3,416)
Purchase of intangible assets, property, technology and equipment	(24)	(22)
Cash flows used in investing activities	(1,586)	(1,576)

Cash flows from financing activities
Capital received	684	356
Transfers of net income paid	(10)	(20)
Lease payments	(15)	(4)
Issue of debts evidenced by certificates	12,201	12,140
Redemption of debts evidenced by certificates	(8,722)	(7,805)
Net cash from financing activities	4,138	4,667

Net increase in cash and cash equivalents	725	223
Effect of foreign exchange rate differences[1]	94	(109)
Cash and cash equivalents at beginning of the period	6,857	6,013
Cash and cash equivalents at 30 June	7,676	6,127

Cash and cash equivalents are amounts with less than three months to maturity from the date of the transactions, which are available for use at short notice and are subject to insignificant risk of change in value. Within the 30 June 2026 balance is €2 million restricted for technical assistance to be provided to member countries in the SEMED region (30 June 2025: €2 million). Also, within the 30 June 2026 balance is €112 million of “restricted cash” (30 June 2025: €64 million). The restricted cash cannot be transferred out of Russia.

1 Certain lines in the 30 June 2025 cash flow statement have been restated to be consistent with the 2026 presentation.

Explanatory notes

1.	Establishment of the Bank

i	Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 June 2026 the Bank's shareholders comprised 77 countries, together with the European Union and the European Investment Bank.

ii	Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected with the Bank in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2.	A summary of significant accounting policies

i	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement which form part of a qualifying hedge relationship have been accounted for in accordance with hedge accounting rules. The accounting policies applied are consistent with those in the Bank’s annual financial statements for the year ended 31 December 2025.

ii	Financial statements presentation

These consolidated financial statements combine the financial statements of the Bank and its wholly controlled subsidiary, the EBRD Shareholder Special Fund (SSF). The separate financial statements of SSF are presented in Appendix A. The financial statements are presented in a manner consistent with the Bank's audited financial statements for the year ended 31 December 2025.

The financial statements have been prepared on a going concern basis. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the period have been made, and the significant assumptions used in making accounting estimates are reasonable. The estimates made in these interim financial statements consider all known relevant and material information available at the time of their issuance as required by IFRS, and any contingent assets and liabilities have been disclosed in accordance with IFRS requirements. Management are not aware of any material deficiencies in either the design or operation of internal controls over financial reporting.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2026.

3.	Banking loan investments at amortised cost

	30 Jun 2026 Sovereign € million	30 Jun 2026 Non-sovereign € million	30 Jun 2026 Total loans € million	31 Dec 2025 Sovereign € million	31 Dec 2025 Non-sovereign € million	31 Dec 2025 Total loans € million
At 1 January	8,404	27,864	36,268	8,621	27,006	35,627
Disbursements	664	4,388	5,052	2,006	10,325	12,331
Repayments and prepayments	(1,066)	(3,982)	(5,048)	(1,777)	(7,982)	(9,759)
Remeasurement of previously impaired loans	-	-	-	-	1	1
Foreign exchange movements	70	217	287	(274)	(1,159)	(1,433)
Movement in effective interest rate adjustments	(27)	(35)	(62)	(172)	(267)	(439)
Transfers from sovereign to non-sovereign	(12)	12	-	-	-	-
Written off	-	(1)	(1)	-	(60)	(60)
At period end	8,033	28,463	36,496	8,404	27,864	36,268
Impairment at period end	(383)	(1,158)	(1,541)	(360)	(1,173)	(1,533)
Total net of impairment at period end	7,650	27,305	34,955	8,044	26,691	34,735

At 30 June 2026 the Bank categorised 139 loan investments at amortised cost as Stage 3 credit-impaired, with operating assets totalling €2,372 million (31 December 2025: 142 loans totalling €2,793 million). Stage 3 Impairment on these assets amounted to €979 million (31 December 2025: €969 million).

4.	Banking loan investments at fair value through other comprehensive income

Non-sovereign loans	30 Jun 2026 € million	31 Dec 2025 € million
At 1 January	623	790
Movement in fair value	25	39
Movement in expected credit loss	(1)	(6)
Capitalised interest	-	1
Repayments and prepayments	(16)	(184)
Foreign exchange movements	-	(11)
Movement in effective interest rate adjustment	-	(6)
At period end	631	623

At 30 June 2026, the bank categorised three fair value through other comprehensive income loans as Stage 3 credit impaired, with operating assets totalling €220 million (31 December 2025: three, €220 million). Stage 3 Impairment on these assets amounted to €128 million (31 December 2025: €127 million).

5.	Banking loan investments at fair value through profit or loss

	30 Jun 2026 Sovereign € million	30 Jun 2026 Non-sovereign € million	30 Jun 2026 Total loans € million	31 Dec 2025 Sovereign € million	31 Dec 2025 Non-sovereign € million	31 Dec 2025 Total loans € million
At 1 January	50	843	893	40	905	945
Movement in fair value revaluation	-	21	21	14	(46)	(32)
Disbursements	-	61	61	-	182	182
Repayments and prepayments	-	(33)	(33)	-	(176)	(176)
Capitalised interest	-	1	1	-	-	-
Foreign exchange movements	16	9	25	(4)	(22)	(26)
Transfers from sovereign to non-sovereign	(66)	66	-	-	-	-
At period end	-	968	968	50	843	893

At 30 Jun 2026, the Bank categorised 7 fair value through profit or loss loans as non-performing, with operating assets of €150 million (31 December 2025: 7 loans with operating assets of €169 million). Net fair value losses on these assets amounted to €105 million (2025: €117 million).

6.	Banking share investments at fair value through profit or loss

	30 Jun 2026 Fair value Unlisted € million	30 Jun 2026 Fair value Listed € million	30 Jun 2026 Fair value Total € million	31 Dec 2025 Fair value Unlisted € million	31 Dec 2025 Fair value Listed € million	31 Dec 2025 Fair value Total € million
Outstanding disbursements
At 1 January	3,806	1,320	5,126	3,587	1,542	5,129
Disbursements	454	144	598	690	81	771
Disposals	(230)	(200)	(430)	(473)	(298)	(771)
Transfers between listed and unlisted	(25)	25	-	5	(5)	-
Written off	(46)	-	(46)	(3)	-	(3)
At period end	3,959	1,289	5,248	3,806	1,320	5,126
Fair value adjustment
At 1 January	978	483	1,461	1,163	247	1,410
Movement in fair value revaluation	77	50	127	(185)	236	51
Transfers between listed and unlisted	(24)	24	-	-	-	-
At period end	1,031	557	1,588	978	483	1,461

Fair value at period end	4,990	1,846	6,836	4,784	1,803	6,587

7.	Primary segment analysis

The Bank’s activities are primarily split between Banking, Treasury and the SSF2. Banking activities represent investments in projects that, in accordance with the Agreement, are made for the purpose of assisting the places in which the Bank invests in their transition to open market economies while fostering sustainable and inclusive growth and applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank’s foreign exchange and interest rate risks and assisting clients in asset and liability management matters. The SSF assists in delivery of the Bank’s mandate by providing technical and non-technical assistance to clients, and through investment activities, which may include guarantees, equity or debt financing.

Information on the financial performance of Banking, Treasury and SSF operations is prepared regularly and provided to the President, the Bank’s chief operating decision-maker. On this basis, Banking, Treasury and SSF operations have been identified as the operating segments.

Segment performance

The segment information for the operating segments for the periods ended 30 June 2026 and 30 June 2025 is as detailed below.

	Banking		SSF		Banking	Treasury	SSF	Aggregated
	30 Jun	Treasury	30 Jun	Aggregated	30 Jun	30 Jun	30 Jun	30 Jun
	2026	30 Jun 2026	2026	30 Jun 2026	2025	2025	2025	2025
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Interest income Other income/(expense)	1,064 559	901 (206)	9 (40)	1,974 313	925 408	886 (238)	9 (41)	1,820 129
Total segment revenue/(expense)	1,623	695	(31)	2,287	1,333	648	(32)	1,949
Interest expense and similar charges	(2)	(1,199)	-	(1,201)	(2)	(1,199)	-	(1,201)
Net interest on derivatives	-	(127)	-	(127)	-	(5)	-	(5)
Internal funding charge	(699)	699	-	-	(713)	713	-	-
General administrative expenses	(268)	(23)	-	(291)	(259)	(22)	-	(281)
Depreciation and amortisation	(31)	(3)	-	(34)	(30)	(3)	-	(33)
Segment result before provisions and hedges	623	42	(31)	634	329	132	(32)	429
Fair value movement on non-qualifying and ineffective hedges	-	(27)	-	(27)	-	(270)	-	(270)
Return on capital	-	243	-	243	-	310	-	310
Provisions for impairment of loan investments and guarantees	(13)	-	1	(12)	62	-	1	63
Net profit/(loss) for the period	610	258	(30)	838	391	172	(31)	532
Segment assets as at 30 June
Total assets	47,124	51,885	903	99,912	44,202	42,581	773	87,556
Segment liabilities as at 30 June
Total liabilities	1,279	68,735	24	70,038	1,150	59,021	24	60,195

2 Refer to Appendix A on page 14 for details of SSF

8.	Fair value of financial assets and liabilities

Classification and fair value of financial assets and liabilities

Financial assets at 30 June 2026	Carrying amount € million	Fair value € million
Financial assets measured at fair value through profit or loss or fair value through other comprehensive income:
Debt securities	2,665	2,665
Derivative financial instruments	5,823	5,823
Banking loans at fair value through other comprehensive income	631	631
Banking loans at fair value through profit or loss	968	968
Banking portfolio: Share investments at fair value through profit or loss	6,836	6,836
Treasury portfolio: Share investments at fair value through other comprehensive income	238	238
Financial assets measured at amortised cost:	17,161	17,161
Placements with and advances to credit institutions	31,917	31,917
Debt securities	11,712	11,753
Other financial assets	1,380	1,380
Banking loan investments at amortised cost	34,955	35,520
	79,964	80,570
Total	97,125	97,731

Financial liabilities at 30 June 2026	Held for trading € million	At fair value through profit or loss € million	Derivatives held for hedging purposes € million	Financial liabilities at amortised cost € million	Carrying amount € million	Fair value € million
Amounts owed to credit institutions	-	-	-	(1,998)	(1,998)	(1,998)
Debts evidenced by certificates	-	-	-	(62,724)	(62,724)	(62,786)
Derivative financial instruments	(782)	(108)	(2,456)	-	(3,346)	(3,346)
Other financial liabilities	-	(269)	-	(1,701)	(1,970)	(1,970)
Total	(782)	(377)	(2,456)	(66,423)	(70,038)	(70,100)

Fair Value Estimation Techniques

The Bank’s balance sheet approximates to fair value in all financial asset and liability categories, with the exception of loan investments at amortised cost.

The amortised cost instruments held within placements with and advances to credit institutions, other financial assets, amounts owed to credit institutions, and other financial liabilities are all deemed to have amortised cost values approximating their fair value, being primary simple, short-term instruments. They are classified as having Level 2 inputs (see fair value hierarchy, below) as the Bank’s assessment of their fair value is based on the observable market valuation of similar assets and liabilities.

The fair value of amortised cost debt securities is determined using Level 2 inputs, employing valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are quotes from brokerage services and discounted cash flows. Techniques used to support these valuations include industry valuation benchmarks and recent transaction prices.

Banking loan investments whereby the objective of the Bank’s business model is to hold these investments to collect the contractual cash flow, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest, are recognised at amortised cost. The fair value of these loans was calculated using Level 3 inputs by discounting the cash flows at a yearend interest rate applicable to each loan and further discounting the value by an internal measure of credit risk.

Debts evidenced by certificates represents the Bank’s borrowings raised through the issuance of commercial paper and bonds. The fair value of the Bank’s issued bonds is determined using discounted cash flow models and therefore relies on Level 3 inputs. Due to the short-tenor nature of commercial paper, amortised cost approximates fair value. The fair value of the Bank’s issued commercial paper is determined based on the observable market valuation of similar assets and liabilities and therefore relies on Level 2 inputs.

Fair value hierarchy

IFRS 13 specifies classification of fair values on the basis of a three-level hierarchy of valuation methodologies. The classifications are determined based on whether the inputs used in the measurement of fair values are observable or unobservable. These inputs have created the following fair value hierarchy:

•      Level 1 - Quoted prices in active markets for identical assets or liabilities. This level includes listed share investments on stock exchanges and listed bonds classified as loans held at fair value through other comprehensive income.

•      Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). This level includes debt securities, most derivative products and listed share and bond investments valued using a quoted price but where there is no market sufficiently active to be included in Level 1. The sources of inputs include prices available from screen-based services such as SuperDerivatives and Bloomberg, broker quotes and observable market data such as interest rates and foreign exchange rates which are used in deriving the valuations of derivative products.

•     Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs). This level includes share investments and debt securities or derivative products for which not all market data is observable.

The table below provides information at 30 June 2026 about the Bank’s financial assets and financial liabilities measured at fair value. Financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement.

		At 30 June 2026
	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Debt securities	2,117	548	-	2,665
Derivative financial instruments	-	4,081	1,742	5,823
Banking loans	615	138	846	1,599
Share investments (Banking portfolio)	1,460	143	5,233	6,836
Share investments (Treasury portfolio)	-	238	-	238
Total financial assets at fair value	4,192	5,148	7,821	17,161

Derivative financial instruments	-	(1,932)	(1,414)	(3,346)
Other liabilities	-	-	(269)	(269)
Total financial liabilities at fair value	-	(1,932)	(1,683)	(3,615)

The table below provides a reconciliation of the fair values of the Bank’s level 3 financial assets and financial liabilities for the period ended 30 June 2026.

	Derivative				Derivative
	financial				financial
	instruments	Banking	Banking share	Total	instruments	Other	Total
	(assets)	loans	investments	assets	(liabilities)	liabilities	liabilities
	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance at 1 January 2026	1,327	772	5,018	7,117	(1,256)	(292)	(1,548)
Net gains/(losses) recognised in:
• Net gains from share investments at fair value through profit or loss	25	-	155	180	9	(18)	(9)
• Net gains from loans	-	43	-	43	-	-	-
• Fair value movement on non-qualifying and ineffective hedges	436	-	-	436	(294)	-	(294)
• Net gains from Treasury activities at fair value through profit or loss and foreign exchange	-	3	-	3	-	-	-
Issuances	-	61	-	61	-	-	-
Purchases	-	-	528	528	-	-	-
Settlements	(46)	(33)	-	(79)	127	41	168
Sales	-	-	(466)	(466)	-	-	-
Transfers out of Level 3	-	-	(2)	(2)	-	-	-
Balance at 30 June 2026	1,742	846	5,233	7,821	(1,414)	(269)	(1,683)
Net gains/(losses) for the period for Level 3 instruments held at 30 June 2026 recognised in:
• Net gains/(losses) from share investments at fair value through profit or loss	26	-	65	91	(12)	7	(5)
• Net gains from loans	-	40	-	40	-	-	-
• Fair value movement on non-qualifying and ineffective hedges	665	-	-	665	(326)	-	(326)
• Net gains from Treasury activities at fair value through profit or loss and foreign exchange	-	3	-	3	-	-	-

Level 3 – sensitivity analysis

The table below presents the level 3 financial instruments carried at fair value at 30 June 2026, the main valuation models/techniques used in the valuation of these financial instruments and the estimated increases or decreases in fair value based on reasonably possible alternative assumptions:

		Impact on net profit for period ended 30 June 2026
		Carrying	Favourable	Unfavourable
		amount	change	change
	Main valuation models/techniques	€ million	€ million	€ million
Banking loans	DCF, credit adjustment models and NAV	846	55	(121)
Banking share investments, EPF and associated derivatives	NAV and EBITDA multiples, DCF models, compounded interest and option pricing models*	4,978	1,582	(1,632)
Structured products	Option models	314	-	-
At period end		6,138	1,637	(1,753)

* NAV = net asset value; EBITDA = earnings before interest, tax, depreciation and amortisation.

Appendix A. The EBRD Shareholder Special Fund

The Rules of the EBRD Shareholder Special Fund require submission of the financial statements to the Board of Directors on a quarterly basis.

Statement of comprehensive income

For the period ended 30 June 2026 (unaudited) and 30 June 2025 (unaudited)

	Period ended	Period ended
	30 Jun	30 Jun
	2026 € million	2025 € million
Interest income	9	9
Technical cooperation expenses	(30)	(25)
Disbursements for investment grants	(8)	(2)
Disbursements for incentives	(6)	(3)
Net unrealised gains/(losses) from share investments	3	(5)
Foreign exchange movement	2	(5)
Financial guarantees movement	5	-
Net loss and comprehensive expense for the period	(25)	(31)
Total comprehensive expense attributable to:
Contributors	(25)	(31)

Balance Sheet

At 30 June 2026 (unaudited) and 31 December 2025 (audited)

	30 Jun	31 Dec
	2026	2025
	€ million	€ million
Assets
Cash and cash equivalents	844	687
Contributions receivable	-	189
Share investments	59	56
Other receivables	2	2
Total assets	905	934

Liabilities and contributors’ resources
Technical cooperation expenses payable	35	34
Financial guarantee liability	7	12
Total liabilities	42	46

Contributions	1,769	1,769
Reserves and accumulated loss	(906)	(881)
Total contributors’ resources	863	888
Total liabilities and contributors’ resources	905	934

The EBRD Shareholder Special Fund

Statement of changes in contributors’ resources

For the period ended 30 June 2026 (unaudited) and 30 June 2025 (unaudited)

	Contributions	Accumulated loss	Total
	€ million	€ million	€ million
At 1 January 2025	1,574	(811)	763
Total comprehensive expense for the period	-	(31)	(31)
At 30 June 2025	1,574	(842)	732

At 1 January 2026	1,769	(881)	888
Total comprehensive expense for the period	-	(25)	(25)
At 30 June 2026	1,769	(906)	863

Statement of cash flows

For the period to 30 June 2026 (unaudited) and 30 June 2025 (unaudited)

		Period to		Period to
		30 Jun		30 Jun
		2026		2025
	€ million	€ million	€ million	€ million
Cash flows from operating activities
Net loss for the period	(25)		(31)
Adjustment to reconcile net loss to net cash flows:
Non-cash items in the statement of comprehensive income
Net unrealised (gains)/losses on share investments	(3)		5
Foreign exchange movement	(2)		5
Financial guarantees movement	(5)		-
		(35)		(21)
Working capital adjustment
Movement in other financial assets	-		(2)
Movement in accrued expenses	1		(3)
Net cash used in operating activities		(34)		(26)
Cash flows from financing activities
Contributions received	189		152
Net cash from financing activities		189		152
Net increase in cash and cash equivalents		155		126
Cash and cash equivalents at the beginning of the period		687		598
Effect of foreign exchange rate changes		2		(5)
Cash and cash equivalents at 30 June		844		719

The EBRD Shareholder Special Fund

Explanatory notes

1	Creation of the Special Fund

The creation of the EBRD Shareholder Fund (“the Fund”) was approved by the Board of Directors (“the Board”) of the Bank on 15 April 2008 and is administered, inter alia, in accordance with the Agreement Establishing the Bank and under the terms of Rules and Regulations of the Fund. The Fund became operational after the Governors of the Bank adopted the 2007 Net Income Allocation Resolution during its Annual General Meeting on 18-19 May 2008.

The Fund was established in accordance with Article 18 of the Agreement Establishing the Bank. The Fund is not part of the ordinary capital resources of the Bank, but the privileges and immunities available to the Bank are extended to the Fund. The objective of the Fund is to broaden the scope and deepen the intensity of the Bank’s transition impact in support of the Bank’s key priorities.

2	A summary of significant accounting policies

i. Basis of preparation

These interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit or loss. The financial statements have been prepared on a going concern basis.

ii. Financial statement presentation

The financial statements are presented in a manner consistent with the Fund’s audited financial statements for the year ended 31 December 2025.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2026.

3	Undrawn commitments

	30 Jun	31 Dec
	2026	2025
	€ million	€ million
Investment grant commitments	150	140
Financial guarantees	66	64
Technical cooperation expenses	59	46
Incentive fees	31	20
At period end	306	270

This represents amounts for which the Fund has contracted but for which the transaction or service was not performed at the period end.

4	Share investments

	30 Jun	31 Dec
	2026	2025
	€ million	€ million
Outstanding disbursements
At 1 January	48	48
At period end	48	48
Fair value adjustment
At 1 January	8	12
Movement in fair value revaluation	3	(4)
At period end	11	8
Fair value at period end	59	56